EXHIBIT 99.1

Yamana Gold Provides Notice of Second Quarter 2020 Results

TORONTO, June 24, 2020 (GLOBE NEWSWIRE) -- YAMANA GOLD INC. (TSX: YRI; NYSE: AUY) (“Yamana” or “the Company”) will release its second quarter 2020 operational and financial results after the market close July 23, 2020, followed by a conference call and webcast on July  24, 2020, at 9:00 am ET.

Second Quarter 2020 Conference Call

Toll Free (North America):	1-800-273-9672
Toronto Local and International:	416-340-2216
Webcast:	www.yamana.com

Conference Call Replay

Toll Free (North America):	1-800-408-3053
Toronto Local and International:	905-694-9451
Passcode:	7455213#

The conference call replay will be available from 12:00 p.m. ET on July 24, 2020, until 11:59 p.m. ET on August 14, 2020.

About Yamana

Yamana Gold Inc. is a Canadian-based precious metals producer with significant gold and silver production, development stage properties, exploration properties, and land positions throughout the Americas, including Canada, Brazil, Chile and Argentina. Yamana plans to continue to build on this base through expansion and optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations
416-815-0220
1-888-809-0925
Email: investor@yamana.com